HART & HART, LLC
                                ATTORNEYS AT LAW
                             1624 Washington Street
                                Denver, CO 80203
William T. Hart, P.C.              ________                   harttrinen@aol.com
Will Hart                       (303) 839-0061               Fax: (303) 839-5414


                               September 27, 2018


Michael Killoy
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

      Re:   Wadena Corp.
            Registration Statement on Form S-1 Amendment No. 1
            File No. 333-227286


     This office represents Wadena Corp. (the "Company"). Amendment No. 1 to the Company's Registration Statement on Form S-1 has been filed with the Commission. This letter provides the Company's responses to the comments received from the staff by letter dated September 24, 2018. The paragraph numbers in this letter correspond with the numbered paragraphs in the staff's comment letter. The number under the "page number" column indicates the page number in the Registration Statement where the response to the comment can be found.

                                                                    Page Number
                                                                    -----------


     1. Comment complied with.                                        3, 4, 20


     If you should have any questions concerning the foregoing, please do not hesitate to contact the undersigned.

                                     Very Truly Yours,

                                     HART & HART, LLC

                                     /s/ William T. Hart

                                     By
                                        William T.  Hart